Exhibit 1.01

LMI Aerospace, Inc.
Conflict Minerals Report
For The Year Ended December 31, 2015

This Conflicts Minerals Report for the year ended December 31, 2015, is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (the “SEC”), pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, to implement reporting and disclosure requirements for SEC registrants whose manufactured products contain “Conflict Minerals” that are necessary to the production or functionality of such products. Under the Rule, Conflict Minerals are defined as gold as well as columbite-tantalite, cassiterite, wolframite, and their derivatives, which are limited to tin, tantalum, and tungsten, unless the U.S. Secretary of State determines that additional derivatives are financing conflict in the Democratic Republic of Congo or an adjoining country (collectively, the “Covered Countries”). The purpose of the Rule is to reduce a significant source of funding for armed groups that are committing human rights abuses and contributing to conflict in a Covered Country.

If a registrant can establish that the registrant’s products contain Conflict Minerals that originated from sources other than a Covered Country or from recycled and scrap sources, the registrant must submit a Form SD which describes the Reasonable Country of Origin Inquiry (“RCOI”) that it completed. If a registrant has reason to believe that any of the Conflict Minerals in their supply chain may have originated in the Covered Countries, then the registrant must exercise due diligence on the source and chain of custody of the Conflict Minerals. The registrant must annually submit a Conflict Minerals Report to the SEC that includes a description of those due diligence measures undertaken pursuant to the Rule.

Per SEC guidance, if a registrant affirmatively determines that the Conflict Minerals in its products did not directly or indirectly finance or benefit an armed group in a covered country it may, but is not required to, describe its products as “DRC conflict free.” A registrant’s voluntary designation of its Conflict Minerals as “DRC conflict free” is only permissible if the registrant has obtained an independent private-sector audit (“IPSA”). Pending further SEC guidance, an IPSA of a registrant’s conflict minerals report is only required under these circumstances. If a registrant does not affirmatively determine that the Conflict Minerals in its products did not directly or indirectly finance or benefit an armed group in a covered country, the registrant must make additional disclosures including, with the greatest possible specificity, a description of the facilities used to produce the Conflict Minerals in its products, the country of origin of the minerals and the efforts to determine the mine or location of origin. The registrant is not required to describe its products as having “not been found to be DRC conflict free” or “DRC conflict undeterminable.”

Certain statements in this report constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include expectations concerning the Company’s future actions to engage suppliers, to identify to the extent possible the source of Conflict Minerals in its products and to take other actions regarding its product sourcing. The Company’s actual actions or results may differ materially from those expected or anticipated in the forward-looking statements due to both known and unknown risks and uncertainties including, but not limited to, decisions to make changes in the Company’s continual improvement efforts and delays or difficulties in engaging suppliers and identifying the source of Conflict Minerals contained in the Company’s products, as well as those risk factors detailed in the Company's Annual Report on Form 10-K/A for the year ended December 31, 2015, and any other risk factors set forth in the Company’s other filings with the SEC.

1. Company Overview

This report has been prepared by management of LMI Aerospace, Inc. (herein referred to as “LMI” the “Company,” “we,” “us,” or “our”). The information includes the activities of all majority-owned subsidiaries and variable interest entities that are required to be consolidated. It does not include the activities of variable interest entities that are not required to be consolidated.

The Company is a leading supplier of structural assemblies, kits and components, and design engineering services to the aerospace and defense markets.  The Company provides a broad array of manufacturing capabilities, as well as engineering and value-added services to the large commercial, corporate and regional, and military aircraft markets.  The Company also provides prototyping, testing and design capabilities to customers in support of new product development and in-service aircraft.  The Company is a preferred supplier to aircraft original equipment manufacturers and tier 1 aerospace suppliers. The Company is a Missouri corporation with principal executive offices located at 411 Fountain Lakes Blvd., St. Charles, Missouri  63301.

2. Products Overview

LMI’s principal aerospace products include:

•	leading edge wing slats and flap skins;

•	winglets;

•	fuselage and wing skins;

•	helicopter cabin and aft section components and assemblies;

•	wing panels;

•	door components and assemblies and floor beams;

•	thrust reversers and engine nacelles/ cowlings;

•	cockpit window frames and landing light lens assemblies;

•	detail interior components;

•	structural sheet metal and extruded components; and

•	auxiliary power units.

In addition to aerospace products, the Company produces components and assemblies for laser equipment used by semiconductor equipment manufacturers, electronic and electrical wire harnesses, cable assemblies, and mechanical sub-assemblies for the air and rail traffic control, medical equipment, telecommunications, and heavy equipment industries. For more information on our products, please see the Company’s annual report which is available on our website at: http://ir.lmiaerospace.com/annuals-proxies.cfm.

3. Reasonable Country of Origin Inquiry and Due Diligence

We conducted an internal analysis of our products in an effort to assess the risk that the raw materials and components we purchased from the suppliers in our supply chain contained Conflict Minerals and whether those Conflict Minerals were necessary to our products’ production or functionality. As a result of this analysis, we established with a considerable degree of confidence which of the raw materials and components we purchase contain Conflict Minerals. We surveyed all direct raw material and component suppliers in our supply chain where opportunity existed to provide raw materials and components that contained Conflict Minerals.

Due to the complexity of our products and the number of suppliers in our supply chain, we rely on our direct suppliers to provide the relevant information on the origin of any Conflict Minerals that may be contained in the products they supply to us. To conduct our RCOI, commercially available software, which utilizes the Conflict Minerals Reporting Template (CMRT), developed jointly by the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative (“EICC/GeSI”) was utilized to request and consolidate Conflict Minerals information from our suppliers. This same process was used as newly identified suppliers were added (after our initial survey circulation), reminder requests were sent to suppliers that failed to provided responses to our survey or that were incomplete or otherwise required further clarification, or provided responses to our initial survey that indicated that their components contained Conflict Minerals that may have come from a Covered Country.

We received responses from approximately 73% of the more than 500 suppliers surveyed and are continuing efforts to follow-up with unresponsive suppliers or responsive suppliers with incomplete or unclear answers. There were a number of suppliers whose responses and documentation indicated that their components did not contain Conflict Minerals and thus, required no additional follow-up. We conducted additional follow-up with the remaining suppliers to clarify certain responses that were provided.

It will take time for the remaining suppliers to verify the origin of all of the Conflict Minerals that are included in the raw materials and components we purchase from them. The majority of responses that were received provided data at a broader company level and as such, the information provided may not be directly applicable to the specific products supplied to LMI. Additionally, a number of these suppliers were not able to determine with any certainty the country of origin of the Conflict Minerals in their products. These suppliers were also unable to represent to us the smelters or refiners that they use as the source of the Conflict Minerals actually included in the product they supplied to us. Therefore, we are unable to provide any smelter or refiner names to list in this report. We expect that our continued communication and coordination with our suppliers will further develop transparency into our supply chain.

4. Conflict Minerals Analysis and Conclusion

We believe our due diligence process was reasonably designed, conducted in good faith, and generally consistent with the Organization for Economic Cooperation and Development Due Diligence Guidance (“OECD Guidance”) to determine the origin of the Conflict Minerals identified as necessary to our products’ production or functionality. However, we do not currently have sufficient information from a number of our suppliers or other sources to determine the country of origin of the Conflict Minerals contained in some of our products. Accordingly, the Company cannot rule out the possibility that some of these Conflict Minerals may have originated from a Covered Country and may have been used to finance or otherwise benefit armed groups operating in those Covered Countries.

5. Next Steps

The Company has implemented the following Conflict Minerals Policy which is available on its website at http://www.lmiaerospace.com/supplier-management/.

LMI is committed to compliance with Section 1502 of the U.S. Wall Street Reform and Consumer Protection Act. To satisfy customer requirements and the goals of the Act, LMI and its suppliers will strive to provide only conflict free products through responsible and appropriate sourcing activities. LMI's approved suppliers, both public and private, are required to conduct due diligence on the presence of Conflict Minerals in their supply chain and provide accurate reporting and certifications on the presence of Conflict Minerals in products provided to LMI. Suppliers unwilling to implement procedures which assure only conflict free products are supplied to LMI may be ineligible for LMI approved supplier status.
Additionally, the Company has included instructional information on its website, for the use of its suppliers, an overview of Conflict Mineral reporting and instruction on how to properly complete a conflict mineral reporting template.
The Company will continue to look to industry guidelines and best practices to further refine its policies and procedures consistent with its Conflict Minerals Policy. Specifically, moving forward, the Company will take the following steps to improve its due diligence to mitigate the risk that Conflict Minerals in Company products benefit armed groups in the Covered Countries:

•
continued refinement and strengthening of the Company’s established due diligence framework consistent with the OECD Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk-Areas;

•	evaluation of additional consequences for the Company’s new and existing suppliers that fail to comply with the Company’s Conflict Minerals Policy;

•	coordination and communication with suppliers regarding their need to develop a robust chain of custody or traceability systems;

•	additional evaluation of alternate commercially available software that leverages the EEIC/GeSI template to improve the RCOI process while providing improved compliance tracking; and

•	additional training and outreach, as needed, on compliance with the Conflict Minerals Policy.

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